Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated April 11, 2008 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended February 29, 2008 compared to the same period in the previous year. At April 11, 2008, the Company had 105.2 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s February 29, 2008 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2007, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the following CICA standards effective for the Company’s first quarter commencing December 1, 2007.

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, U.S.A., and British Columbia, Canada, with one property near production, one property under re-engineering and re-evaluation, two properties progressing toward development and numerous early-stage exploration properties. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources.

On December 1, 2007, the Company entered into an agreement with Barrick Gold U.S., a wholly owned subsidiary of Barrick Gold Corporation (“Barrick”) that provided for the conversion of the Donlin Creek project into a new limited liability company, owned 50% by the Company and 50% by Barrick (the “Donlin Creek LLC”). As part of the Donlin Creek LLC, the Company has agreed to reimburse Barrick over time for approximately US$64.8 million, representing 50% of Barrick’s approximately US$129.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. The reimbursement is being made by the Company paying the next US$12.7 million of Barrick’s share of project development costs, and the remaining US$52.1 million will bear interest and be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis. The Company determined that the Donlin Creek LLC is a variable interest entity and consequently has used the principles of AcG-15 and FIN 46 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that NovaGold is not the primary beneficiary and has accounted for its investment using the equity method of accounting.

On December 1, 2007, the Company, Galore Creek Mining Corporation (“GCMC”) and Pioneer Metals Corporation (“Pioneer”) entered into an asset purchase and sale agreement whereby GCMC purchased a 100% interest in the Grace claims, located adjacent to the Galore Creek project and held by Pioneer, a wholly-owned subsidiary of Barrick, for a purchase price of $54 million. This amount was shown as restricted cash at November 30, 2007.

Results of operations

For the three months ended February 29, 2008, the Company reported earnings of $28.0 million (or $0.27 basic earnings per share and $0.26 diluted earnings per share) compared to a loss of $4.9 million (or $0.05 basic and diluted loss per share) for the corresponding period in 2007. The increase in earnings before income taxes for the quarter was primarily related to the $15.3 million gain on disposal of the shares in US Gold Corporation and the $15.2 million suspension cost recovery at Galore Creek, net of related non-controlling interest.

Revenues for the quarter ended February 29, 2008 were $1.7 million compared to $1.1 million in the corresponding period in 2007. The Company generates modest revenues from land and gravel sales and gold royalties. The increase in revenues from the previous year’s results relates mainly to land sales.

Expenses for the three months ended February 29, 2008 were $3.2 million compared to $5.7 million for the same period in 2007. During the quarter, the Company recorded a foreign exchange gain of $1.0 million resulting from the effect of the strengthening of the Canadian dollar on the Company’s US dollar payable balances compared to a foreign exchange loss of $0.7 million for the same period in 2007. The Company recorded $0.2 million and $0.3 million for stock-based compensation during the same period in 2008 and 2007, respectively. Professional fees decreased to $0.6 million in 2008 from $1.1 million in 2007 due to payments made in 2007 related to litigation defense. Corporate development costs decreased to $0.3 million in 2008 from $1.0 million in 2007 due to a marketing effort made in 2007 after the unsolicited take-over bid expired.

NovaGold Resources Inc. First Quarter Report 2008

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. For the quarter ended February 29, 2008, the Company recorded a net gain of $1.1 million from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net loss of $0.5 million for the same period in 2007. At February 29, 2008, the Company had a pre-tax unrecorded gain of $18.1 million in its Alexco holdings.

The Company recorded a future income tax (“FIT”) expense of $2.2 million which resulted mainly from a FITexpense of $4.0 million from the suspension cost recovery at Galore Creek; a FIT expense of $4.6 million from the sale of US Gold Corporation shares; offset by a FIT recovery of $6.6 million from an income tax rate reduction totalling approximately 4.5% .

Selected financial data

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

Quarterly information

In $000’s except per share amounts, for the fiscal quarters ended:

	2/29/08	11/30/07	8/31/07	5/31/07	2/28/07	11/30/06	8/31/06	5/31/06
	$	$	$	$	$	$	$	$
Net revenues	1,712	1,730	2,173	1,946	1,062	2,080	2,391	2,213
Income (loss) for the quarter	27,967	(32,534)	(4,159)	(3,212)	(4,861)	(19,346)	(2,578)	(8,629)
Income (loss) per share – basic	0.27	(0.31)	(0.04)	(0.03)	(0.05)	(0.20)	(0.03)	(0.10)
Income (loss) per share – diluted	0.26	(0.31)	(0.04)	(0.03)	(0.05)	(0.20)	(0.03)	(0.10)
Expenditures on mineral
properties and related
deferred costs(1)
USA	(91,582)	(13,423)	27,203	25,969	18,133	16,088	27,461	3,254
Canada	54,528	13,183	25,981	2,156	3,645	18,081	11,501	1,599

(1)

Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, tax credits and adjustments, writedowns, disposals, option payments received and changes in ownership interest of mineral property title. Additionally, during the quarter ended February 29, 2008, all Donlin Creek related expenditures were reclassified to investments as a result of the formation of the Donlin Creek LLC.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and finish by the end of the year.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of stock option grants, equity accounting for the Donlin Creek LLC and one time events, such as the suspension of the Galore Creek project. The Company’s properties are not yet in production; consequently the Company believes that its earnings or loss (and consequent earnings or loss per share) is not a primary concern to investors in the Company.

Liquidity and capital resources

At February 29, 2008, the Company held $13.8 million in unrestricted cash and cash equivalents. During the quarter ended Feb-ruary 29, 2008, the Company generated proceeds of $18.8 million from the sale of US Gold Corporation shares, resulting in a gain realized in the quarter of $15.3 million, offset by a future tax expense of $4.6 million. The Company believes that there are sufficient tax pools to shelter any current tax arising from this sale. The Company also entered into an agreement effective January 31, 2008 with the Bank of Nova Scotia for a $30.0 million credit facility maturing on July 30, 2008 of which $10 million was drawn down at February 29, 2008. Additionally, Teck Cominco, as the non-controlling interest, funded $9.8 million relating to expenditures on the Galore Creek Partnership.

The Company expended $18.2 million on net operating activities during the three months ended February 29, 2008 compared with expenditures of $15.0 million for the same period in 2007. Major changes in non-cash working capital in the first three months of the fiscal year were payments of $15.2 million of Galore Creek suspension related payments that were accrued at November 30, 2007 and decreases in the long-term suspension liabilities of approximately $30.1 million related to a re-estimation of the suspension costs and the negotiation of the purchase of certain contractors’ equipment left on site during the shutdown of Galore Creek construction.

The Company expended $86.0 million on investing activities in the first quarter of 2008 compared with $39.3 million in the same period in 2007. A total of approximately $28.9 million was expended on construction and pre-production operating costs at the Rock Creek project related to equipment purchases and the final stages of construction of processing facilities, the plant site and buildings for the mine.

The Company has no material off-balance sheet arrangements and no material capital lease agreements, except that GCMC may assume leases from the settlement of contracts in relation to the suspension at Galore Creek.

NovaGold Resources Inc. First Quarter Report 2008

At February 29, 2008, the Company’s aggregate commitments for operating leases totaled $7.0 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at February 29, 2008 in the amount of $31.5 million for equipment purchases related to contract settlements from the suspension of construction at the Galore Creek project and US$4.1 million related to Rock Creek construction.

Commitments at February 29, 2008 are approximately as follows:

		in millions of Canadian dollars
	Operating	Galore	Rock
	Leases	Creek	Creek	Total
	$	$	$	$
2008	0.7	31.5	4.1	36.3
2009	0.9	-	-	0.9
2010	0.8	-	-	0.8
2011	0.8	-	-	0.8
2012	0.6	-	-	0.6
Thereafter	3.2	-	-	3.2

The Company has no significant financial or other instruments except that its cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest-possible investment ratings and with terms of 90 days or less that can be easily liquidated.

Outlook

At February 29, 2008, the Company had cash and cash equivalents of $13.8 million. Of this amount $10.2 million was designated for Galore Creek suspension related activities, including payment of other payables. Subsequent to the quarter end, the Company drew down an additional $6.0 million from the Bank of Nova Scotia credit facility for a total amount drawn down of $16.0 million. On March 26, 2008, the Company completed the issuance of US$95.0 million of 5.5% convertible senior unsecured notes due May 1, 2015 for net proceeds of US$90.7 million and has subsequently repaid the $16.0 million drawn down on the credit facility and closed the line.

The Company had budgeted to spend approximately $42.0 million on Rock Creek construction in fiscal 2008 and an additional $7.0 million on exploration costs to identify additional resources for the mine. At quarter end, $29.2 million had been spent. Gold production is targeted for mid-2008. The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices at this time.

The Company had budgeted to spend approximately US$25.4 million on Donlin Creek to May 31, 2008 for engineering and environmental studies, particularly related to power alternatives and optimization, and on exploration activities with the objective of expanding the existing resource base. At February 29, 2008, US$5.0 million had been spent. The Donlin Creek LLC expects to approve a second budget for the remainder of 2008, the amount of which has yet to be determined.

The Company had estimated to spend approximately $33 million on suspension related activities, which is its portion (one third) of the estimated maximum suspension liability of $100 million. The Galore Creek Partnership’s efforts in 2008 are focused on demobilization of the project and then to place it on a care and maintenance basis that will enable the project to restart at a later date. A demobilization estimate of $93.1 million had been included in the Company’s November 30, 2007 year end financial statements based on the information available at that time. Since year end, GCMC has negotiated settlement of numerous contracts having determined, after analyzing the costs and benefits associated with the purchase of the equipment compared with demobilizing the contractors’ equipment, that it was more cost effective to buy the equipment left at the site. Total contracts of approximately $37.9 million have been signed to date for the purchase of equipment. During the quarter, the Company has revised the demobilization cost to $62.7 million from the estimate of $93.1 million recorded for the year ended November 30, 2007 as a result of the settlement of six of the major contracts. The Company has reflected the $30.4 million reduction as a recovery in the current period’s statement of operations, net of non-controlling interest of $15.2 million and future income tax expense of $4.0 million.

As of April 11, 2008, NovaGold anticipates funding its planned activities for 2008 from available cash.

Related party transactions

There were no related party transactions during the three months ended February 29, 2008.

Critical accounting estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, the amount of project suspension costs and the amount of future reclamation obligations.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

NovaGold Resources Inc. First Quarter Report 2008

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur that may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Intangible assets

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset, an impairment loss is recognized and the asset is written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

Project suspension costs

The Company’s future obligations as a result of the suspension of the Galore Creek project are based on estimated costs to complete the construction demobilization and place the site on care and maintenance. The revised estimate of demobilization costs at February 29, 2008 of $62.7 million could change materially as more information becomes available. In addition, the project is located in an area that is subject to severe weather conditions that can affect the nature, extent and timing of work. Accordingly, the actual project suspension costs could vary materially from our estimates.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and Murray Brook sites, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. Actual results could be materially different from these estimates.

The Company’s accounting policies are described in note 2 to the Company’s audited consolidated financial statements for the year ended November 30, 2007.

Risk factors

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered, that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements, and acquisition of title to the properties is completed only when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties and satisfactory completion of certain pre-feasibility studies and third-party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write down its previously capitalised costs related to that property.

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its estimates.

NovaGold Resources Inc. First Quarter Report 2008

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that, if commercial quantities of gold, copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Alaska “Clean Water” initiatives

Two ballot initiatives may appear on the November 2008 Alaskan general election ballot regarding large scale metallic mining. The full impact of either of these initiatives, even if adopted and found to be constitutional, cannot yet be determined as the full impact will be dependent on the rules and regulations implementing such initiatives.

One initiative seeks to impose two water quality standards on new large scale metallic mineral mining operations in Alaska. The cost statement prepared by the Alaska Division of Elections accompanying this initiative indicated that the language in the initiative does not differ significantly from existing water quality standards. The Company believes this initiative, if adopted and implemented, would not significantly impact NovaGold’s ability to develop its Alaskan properties.

The other initiative imposes new prohibitions on new large scale metallic mineral mining operations in Alaska. In the cost statement accompanying the initiative, the Division of Elections noted that “[b]y prohibiting any discharge of certain pollutants, even if those discharges meet or exceed existing state and federal water quality standards, this initiative would effectively prohibit most, if not all new large scale mining activity.” This initiative has been held to be unconstitutional by an Alaskan state court, but that ruling is expected to be appealed to the Supreme Court of Alaska. The Company believes if this initiative is adopted and found to be constitutional, it may be difficult or impossible for any new large mining project, such as the Donlin Creek project or other Alaskan properties, to be successfully developed and operated.

Permits

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. There also can be no assurance that once permits are awarded that they will not be challenged at any time. A group of individuals from Nome, Alaska filed a lawsuit against the U.S. Army Corps of Engineers (“Corps”) in mid-November 2006, alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation. Although neither NovaGold nor Alaska Gold Company were named as defendants, the Alaskan Court granted NovaGold’s motion to intervene in the case. On January 4, 2008, NovaGold announced that the United States Ninth Circuit Court of Appeals ruled in NovaGold’s favor on all counts regarding the appeal challenging the Clean Water Act permit for Rock Creek mine. The Ninth Circuit Court affirmed the June 2007 decision of the United States District Court for Alaska dismissing the lawsuit. On February 15, 2008, the plaintiffs filed a petition for panel rehearing and rehearing en banc with the Ninth Circuit Court of Appeals. The Appellate Court has not yet advised whether they will rehear the case, but the Company believes that it will again be successful if this matter proceeds.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact . Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold from time to time and filed with the appropriate regulatory agencies.

NovaGold Resources Inc. First Quarter Report 2008

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “reserves”, “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

NovaGold Resources Inc. First Quarter Report 2008